All of the Delaware Municipal Closed-end
Funds approved the following 2 proposals at the annual meeting held on August 19, 2004:

	1.	To elect a Board of Directors
(Trustees) for each Fund;
	2.	To reduce the number of
accountant's certificates a Fund must provide in connection with its preferred shares, which shall include an amendment to the Articles of Incorporation.